May 8, 2014

Mr. Michael Volley

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CIT Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-31369

Dear Mr. Volley:

This is to confirm that we have received the Staff’s letter, dated April 28, 2014, with comments on our Form 10-K for the year ended December 31, 2013 (the “Comment Letter”). Pursuant to our conversation yesterday afternoon, we request that you extend CIT’s time to respond to the Comment Letter from May 12, 2014 to May 19, 2014, to allow CIT additional time to gather the necessary data and complete all internal reviews. Thank you for your consideration with respect to this extension request.

Sincerely,

/s/ E. Carol Hayles

E. Carol Hayles
Executive Vice President &
Controller

cc:	Amit Pande Accounting Branch Chief

E. Carol Hayles		CIT Group Inc.
Executive Vice President &		1 CIT Drive
Controller		Livingston, NJ 07039
	Tel:	973-740-5240
	Fax:	973-422-3656
carol.hayles@cit.com